Exhibit 99.1

ASX ANNOUNCEMENT

1 May 2018

NHMRC Partnership Grant awarded to University of Melbourne
Collaborators Aims to Substantially Improve Breast Cancer Risk Prediction
and Increase Accessibility

Melbourne, Australia, 1 May 2018: Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE, “Company”), a diversified molecular diagnostics company embracing blockchain technologies across genomic testing platforms, is pleased to announce the award of an NHMRC Partnership Grant to a research team led by Professor John Hopper from the Centre for Epidemiology and Biostatistics, Melbourne School of Population & Global Health at The University of Melbourne.

Genetic Technologies’ Scientific Director, Dr Richard Allman is a co-investigator on this award which aims to substantially improve breast cancer risk prediction, but importantly, also aims to improve patient accessibility to such a test. There is growing acceptance of SNP-based risk assessment both within the medical and scientific communities. One of the key commercial barriers is clinical validity and this research program will expand the current knowledge base to inform strategies for wider-scale community adoption. As the sole commercial partner, a major benefit is that the Company, under this collaboration will have the right of first refusal to commercialise any new scientific discoveries.

Professor John Hopper, Director (Research) of the Centre for Epidemiology and Biostatistics stated that; “This prestigious grant award provides us with significant impetus to translate our scientific work into the clinical arena. We have identified potential improvements to current risk assessment paradigms, which if proven have the potential to improve breast cancer screening and prevention programs substantially.”

Genetic Technologies’ Scientific Director, Dr Richard Allman commented; “I am extremely pleased to be associated with Professor Hopper’s team as a co-investigator on this award. The project team has the necessary expertise to complete the proof-of-concept research, implement the new technology in the commercial arena and generate the ancillary research needed to confirm the expected clinical utility of the new predictive models”.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr Paul Kasian	Jason Wong (USA))
Director & Interim CEO	Blueprint Life Science Group
Genetic Technologies Limited	+1 (415) 375 3340, Ext. 4
+ 61 3 8412 7000

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

About The University of Melbourne

Founded in 1853, The University of Melbourne is an internationally recognised, research-intensive university with a strong tradition of excellence in teaching, research and community engagement spanning more than 160 years.

Its outstanding performance in international rankings puts The University of Melbourne at the forefront of higher education globally. It is ranked number 1 in Australia by the Times Higher Education World University Rankings and 32nd worldwide. Melbourne’s position as Australia’s top University has also been reaffirmed in the 2017 Shanghai Jiao Tong rankings, in which it has moved up to 39th in the World.

The University is uniquely located on the fringe of the city of Melbourne’s central business district. It serves as a hub for the Parkville research precinct — one of the world’s leading centres of medical and biotechnological research.

About 50,000 of the best and brightest students from around the globe come to study at the University of Melbourne.

About Genetic Technologies Limited

Genetic Technologies is a diversified molecular diagnostics company embracing blockchain technologies across genomic testing platforms. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer (CRC) test. For more information, please visit www.gtgcorporate.com

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.